

Mail Stop 3561

May 24, 2016

Via E-mail
Mr. Michael J. Pellini, M.D.
Chief Executive Officer
Foundation Medicine, Inc.
150 Second Street
Cambridge, MA 02141

> **Re: Foundation Medicine, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 1, 2016**
> **File No. 001-36086**

Dear Mr. Pellini:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Results of Operations

Comparison of Years Ended December 31, 2015 and 2014, page 97

1.      Your disclosure in Note 3 to the financial statements describes the nature of the various components and related payments that you are entitled to receive under the strategic collaboration agreement that was entered into with Roche on April 7, 2015.  Given the related party nature of your involvement with Roche as a result of their ownership of your common shares and their board representation rights, as well as the increased amount of revenue earned under your agreement with Roche during 2015, we believe your disclosures with respect to revenues earned under this agreement should be expanded.  Please revise MD&A and the notes to your financial statements in future filings to explain the nature and amounts of the various types of revenue earned under

your arrangement with Roche during each period presented in your consolidated statements of operations. Please provide your proposed disclosures as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Linda Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining